UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO

ANNOUNCES ISSUANCE OF

BOND CERTIFICATES FOR PS. 2.6 BILLION

Guadalajara, Jalisco, Mexico, February 20, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the issuance on February 20, 2015, of 26 million long-term bond certificates on the Mexican market (Certificados Bursátiles) at a nominal value of Ps. 100 each, for a total value of Ps. 2.6 billion.

The certificates were issued in accordance with the following terms:

  11 million bond certificates were issued under the ticker symbol "GAP 15", at a nominal value of Ps. 100 each, for a total value of Ps. 1.1 billion, on which interest will be payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. The maturity of these certificates will be 5 years, and the principal payment will be made at maturity on February 14, 2020.

  15 million bond certificates were issued under the ticker symbol "GAP 15-2", at a nominal value of Ps. 100 each, for a total value of Ps. 1.5 billion, on which interest will be payable every 182 days at a fixed rate of 7.08%. The maturity of these certificates will be 10 years, and the principal payment will be made at maturity on February 7, 2025.

The proceeds from the issuance will be allocated first for the full repayment of the Company’s outstanding bank debt in the amount of Ps. 1,741 million. The remainder will be allocated to finance the investments set forth in the Company’s Master Development Program for 2015.

Demand for the two tranches exceeded the Ps. 2.6 billion issuance amount. The average annual cost of the issuance is 5.58%.

Fernando Bosque, GAP’s Chief Executive Officer, stated: “This is GAP’s first debt issuance, and it achieved a very positive pricing and result. Undoubtedly, this transaction reflects investor confidence in the Company’s operations".

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona/Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 20154	Tel: 212 406 3691 / 646 462 4517
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

The bookrunners were Casa de Bolsa Banorte Ixe, S.A. de C.V., Grupo Financiero Banorte and Scotia Inverlat Casa de Bolsa, S.A. de C.V., Grupo Financiero Scotiabank Inverlat. The common representative was Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero. This issuance took place in accordance with a program authorized by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores), which allows a maximum amount to be issued by the Company of up to Ps. 9.0 billion over the next five years.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ FERNANDO BOSQUE MOHÍNO Fernando Bosque Mohíno Chief Executive Officer

Date: February 23, 2015